UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Xueda Education Group

(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

98418W109 (1)

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two Ordinary Shares.

CUSIP No.: 98418W109

(1)	Name of Reporting Persons CDH Xueda Limited

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 21,555,920 Ordinary Shares

(6) Shared Voting Power 0

(7) Sole Dispositive Power 21,555,920 Ordinary Shares

(8) Shared Dispositive Power 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 21,555,920 Ordinary Shares

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

(11)	Percent of Class Represented by Amount in Row 9 15.6%

(12)	Type of Reporting Person CO

CUSIP No.: 98418W109

(1)	Name of Reporting Persons CDH Venture Partners, L.P.

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 21,555,920 Ordinary Shares

(6) Shared Voting Power 0

(7) Sole Dispositive Power 21,555,920 Ordinary Shares

(8) Shared Dispositive Power 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 21,555,920 Ordinary Shares

(10)	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

(11)	Percent of Class Represented by Amount in Row 9 15.6%

(12)	Type of Reporting Person PN

CUSIP No.: 98418W109

(1)	Name of Reporting Persons CDH Venture GP I Company Limited

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 21,555,920 Ordinary Shares

(6) Shared Voting Power 0

(7) Sole Dispositive Power 21,555,920 Ordinary Shares

(8) Shared Dispositive Power 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 21,555,920 Ordinary Shares

(10)	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

(11)	Percent of Class Represented by Amount in Row 9 15.6%

(12)	Type of Reporting Person CO

Item 1(a).	Name of Issuer:
Xueda Education Group (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

A-4 Xibahe Beili, Chaoyang District
Beijing 100028
People’s Republic of China

Item 2(a).	Name of Person Filing:

This Schedule 13G is filed by and on behalf of:

(a) CDH Xueda Limited (“CDH Xueda”);
(b) CDH Venture Partners, L.P. (“CDH Fund”); and
(c) CDH Venture GP I Company Limited (“GP”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

For CDH Xueda:

c/o CDH Investments Management (Hong Kong) Limited
1503 Level 15, International Commerce Centre, 1 Austin Road West
Kowloon, Hong Kong

For CDH Fund:

Ugland House, P.O. Box 309GT
South Church Street, George Town
Grand Cayman, KY1-1104
Cayman Islands

For GP:

Ugland House, P.O. Box 309GT
South Church Street, George Town
Grand Cayman, KY1-1104
Cayman Islands

Item 2(c).	Citizenship:

CDH Xueda is a British Virgin Islands company. CDH Fund is a Cayman Islands company. GP is a Cayman Islands company.

Item 2(d).	Title of Class of Securities:

Ordinary Shares

Item 2(e).	CUSIP Number:

98418W109

Item 3.	Statement Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable

Item 4	Ownership:

The following information with respect to the ownership of the Ordinary Shares of the Issuer by the persons filing this statement is provided as of December 31, 2011. The percentage amounts are based on 138,547,378 Ordinary Shares outstanding as of December 31, 2011, as derived from the Issuer’s corporate records.

			Number of shares as to which such person has:
Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
CDH Xueda	21,555,920	15.6%	21,555,920	0	21,555,920	0
CDH Fund	21,555,920	15.6%	21,555,920	0	21,555,920	0
GP	21,555,920	15.6%	21,555,920	0	21,555,920	0

CDH Xueda is the record holder of 21,555,920 Ordinary Shares of the Issuer.  CDH Xueda is 100% owned by CDH Fund, whose general partner is GP and has the power to direct CDH Fund as to the voting and disposition of shares directly and indirectly held by CDH Fund.

The investment committee of GP comprises Shangzhi Wu, Shuge Jiao, Wenjiang Chen and William Hsu. Changes to the investment committee require the approval of the directors of GP. The directors of GP are nominated by the principal shareholders of GP, being (i) China Venture Team, L.P.  and (ii) CDH Venture Holdings Company Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Shangzhi Wu, Shuge Jiao, Wenjiang Chen and William Hsu may be deemed to share beneficial ownership of the ordinary shares directly held by CDH Xueda. Each of Shangzhi Wu, Shuge Jiao, Wenjiang Chen and William Hsu disclaims the beneficial ownership of any of the shares of the issuer directly held by CDH Xueda, except to the extent of each of their pecuniary interests therein.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

The members of this group are set forth as reporting persons on Schedule 13G.

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 2012

CDH Xueda Limited

By:	/s/ Kaing Hua Lew
Name: Kiang Hua Lew
Title: Director

CDH Venture Partners, L.P.

By:	CDH Venture GP I Company Limited, its general partner

By:	/s/ William Hsu
Name: William Hsu
Title: Director

CDH Venture GP I Company Limited

By:	/s/ William Hsu
Name: William Hsu
Title: Director

[Signature Page to Schedule 13G/A]

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement